UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF September, 2004

ThrillTime Entertainment International, Inc.

(Registrant’s name )

Suite #322 4585 Canada Way

Burnaby, British Columbia, Canada V5G 4L6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X

Form 40-F __ ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This Form contains the following documents:

1) Form 51-102.F3 Material Change Report

2) Press Release issued September 1, 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, ThrillTime Entertainment International, Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:

September 1, 2004

ThrillTime Entertainment International, Inc.

By:

/s/  “Sherrill Cyr”

----------------------------------------------------------------------------

Sherrill Cyr

Secretary

FORM 51-102.F3

MATERIAL CHANGE REPORT

1.

Reporting Issuer

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

4585 Canada Way

Burnaby, BC  V5G 4L6

Telephone:

(604) 294-8084

Facsimile:

(604) 294-8709

2.

Date of Material Change

September 1, 2004

3.

News Release

Issued September 1, 2004 through Canada Stockwatch and Market News

4.

Summary of Material Change

Negotiations with Crates Thompson Capital to acquire the shares of the Company’s subsidiaries, Skycoaster, Inc. and Superstar Dragsters, Inc. have terminated.

5.

Full Description of Material Change

ThrillTime Entertainment International Inc. (the “Company”) announced today that negotiations between Crates Thompson Capital, Inc. (“CTC”) and S&S Worldwide, Inc. have terminated after encountering several setbacks and material changes to the Letter of Intent signed January 22, 2004.

The original terms of the Letter of Intent included the sale of shares of both Skycoaster, Inc. (“Skycoaster”) and Superstar Dragsters, Inc. (“Superstar”), collectively “the Companies”. The consideration for the sale included the assumption of specified debt related to both Companies and a seven year earnout of the purchase price tied to future sales, related royalties and parts and service revenue.

As disclosed in a press release dated March 10th, 2004, CTC exercised its option to re-structure the deal as an acquisition of assets vs. shares of both Companies.  It was on the basis that if all of the Company’s obligations were ultimately taken care of and the revenue earnout component remained intact, management proceeded with obtaining approval from its lead lender, shareholder approval at an extraordinary meeting held May 5, 2004 and conditional approval from the TSX Venture Exchange.  However, after receiving draft definitive agreements it was clear that more extensive negotiations and due diligence were required to ensure the Company was not left with an overhang of debt and liabilities relating to both Companies.

1 of 2

On May 13, 2004, CTC informed the Company that it was not prepared to assume Superstar’s debt and wanted the asset purchase of Superstar backed out of the deal.  Leaving Superstar on the table, not only leaves the Company with a substantial debt obligation but, without the economies of scale realized by running both Companies under one operating structure (i.e. general liability insurance, management and operating personnel, etc.), the Company’s risks and financial exposures increase significantly as it will not have the financial resources to cover operating shortfalls, nor will it have the technical expertise to provide ongoing support to its existing customer base. The terms sought by CTC do not provide the Company with the liability protection and debt free status on which both shareholder approval and TSX conditional approval were obtained.

The complications associated with breaking up the combined operations of the Companies, including the selective choosing of assets and contracts, the non-assumption of certain liabilities, the payout mechanics of the seven year earnout, and CTC’s unwillingness to assume the debt related to Superstar, led to strained negotiations and new draft definitive agreements were never delivered by CTC.

Notwithstanding the fact that both parties were unable to come to terms, the on-going operations of Skycoaster and Superstar will continue. The Company’s Board of Directors and Management continue to explore their options, including negotiating with its lead lender and seeking out buyers for both Companies.  However, at this time, there is no assurance that the secured lender will continue to cooperate with the Company in its efforts to resolve its ongoing debt obligations.

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.

Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8.

Executive Officers

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change is:

Name:

Ralph Proceviat, President

Bus. Tel:

(604) 294-8084

9.

Statement of Executive Officer

The foregoing accurately disclosed the material change referred to herein.

DATED at Burnaby, British Columbia this 1st day of September, 2004.

“Sherrill Cyr”

Sherrill Cyr, Corporate Secretary

2 of 2

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Trading Symbol:  “THL:V” OTC Bulletin Board Symbol:  “THLL-F”

NEWS RELEASE

THRILLTIME ANNOUNCES THAT NEGOTIATIONS

 WITH BUYER HAVE TERMINATED

Directors:

Sherrill Cyr

Frank Deacon

Ralph Proceviat

Darrel Taylor

September 1, 2004

Ralph Proceviat, President of ThrillTime Entertainment International, Inc. (the “Company”) announces that negotiations between Crates Thompson Capital (“CTC”) and S&S Worldwide, Inc. have terminated after encountering several setbacks and material changes to the Letter of Intent signed by both parties January 22, 2004.

The original terms of the Letter of Intent included the sale of shares of both Skycoaster, Inc. (“Skycoaster”) and Superstar Dragsters, Inc. (“Superstar”), collectively “the Companies”. The consideration for the sale included the assumption of specified debt related to both Companies and a seven year earnout of the purchase price tied to future sales, related royalties and parts and service revenue.

As disclosed in a press release dated March 10th, 2004, CTC exercised its option to re-structure the deal as an acquisition of assets vs. shares of both Companies.  It was on the basis that if all of the Company’s obligations were ultimately taken care of and the revenue earnout component remained intact, management proceeded with obtaining approval from its lead lender, shareholder approval at an extraordinary meeting held May 5, 2004 and conditional approval from the TSX Venture Exchange.  However, after receiving draft definitive agreements it was clear that more extensive negotiations and due diligence were required to ensure the Company was not left with an overhang of debt and liabilities relating to both Companies.

On May 13, 2004, CTC informed the Company that it was not prepared to assume Superstar’s debt and wanted the asset purchase of Superstar backed out of the deal.  Leaving Superstar on the table, not only leaves the Company with a substantial debt obligation but, without the economies of scale realized by running both Companies under one operating structure (i.e. general liability insurance, management and operating personnel, etc.), the Company’s risks and financial exposures increase significantly as it will not have the financial resources to cover operating shortfalls, nor will it have the technical expertise to provide ongoing support to its existing customer base. The terms sought by CTC do not provide the Company with the liability protection and debt free status on which both shareholder approval and TSX conditional approval were obtained.

“At the end of the day, the complications associated with breaking up the combined operations of the Companies, including the selective choosing of assets and contracts, the non-assumption of certain liabilities, the payout mechanics of the seven year earnout, and CTC’s unwillingness to assume the debt related to Superstar, led to strained negotiations and new draft definitive agreements were never delivered by CTC”, explained Ralph Proceviat.

Proceviat pointed out that, notwithstanding the fact that both parties were unable to come to terms, the on-going operations of Skycoaster and Superstar will continue. The Company’s Board of Directors and Management continue to explore their options, including negotiating with its lead lender and seeking out buyers for both Companies.  However, at this time, there is no assurance that the secured lender will continue to cooperate with the Company in its efforts to resolve its ongoing debt obligations.

THRILLTIME ENTERTAINMENT

INTERNATIONAL, INC.

Per: “Ralph Proceviat”

__________________________________

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the information set out herein.  Except for the historical information contained herein, the matters set forth in this press release are forward-looking statements within the meaning for the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. This press release contains forward-looking statements concerning the pending transaction with CTC and S&S that are subject to risks and uncertainties that may cause actual results to differ materially.  These forward-looking statements speak only as of the date hereof. The Company disclaims any intent of obligation to update these forward-looking statements.

Company:

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

#322 - 4585 Canada Way, Burnaby, BC  V5G 4L6

Tel:  (604) 294-8084    Facsimile:  (604) 294-8709   Toll Free: (800) 522-2449

Email: info@thrilltime.com     Web site address:  http://www.thrilltime.com